VIA EDGAR

Larry Spirgel

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Registration Statement on Form S-4

Amended June 10, 2016

File No. 333-211358

Dear Mr. Spirgel:

On behalf of Mitel Networks Corporation (the “Company”), we acknowledge receipt of the comment letter, dated June 20, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”). We submit this letter on behalf of the Company in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Company’s response.

The Company today filed with the Commission, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Printed copies of the Registration Statement will be provided supplementally upon request.

The Merger, page 50

Background of the Merger, page 50

1.	Highlight the possible consequences to Polycom due to Mitel’s position that Polycom’s granting access to Sponsor 1 was a breach of the merger agreement between Polycom and Mitel. Discuss whether the Polycom board considered Mitel’s position, and possible ramifications, in reaffirming its recommendation to the Polycom stockholders to vote in favor of the proposed merger with Mitel.

Response: The disclosure has been revised in response to this comment. Please see pages 71 and 72 of the proxy statement/prospectus included in Amendment No. 2. As disclosed, Polycom’s board of directors considered Mitel’s assertion that granting access to Sponsor 1’s financing sources was a breach of the merger agreement but disagrees with Mitel’s position. As also disclosed, in a separate discussion, Polycom’s board of directors considered Mitel’s request that Polycom’s board of directors reaffirm its recommendation to its stockholders to vote in favor of the proposed merger with Mitel as well as the consequences of a failure to do so under the merger agreement, and determined to reaffirm its recommendation.

2.	We note your response to prior comment 3. However, your revised disclosure does not address whether Polycom’s board believed the revised non-binding proposal from Sponsor 1 was a “Company Superior Proposal,” and the reasons why the Polycom board continued to recommend Mitel’s proposal over Sponsor 1. Please revise accordingly.

Response: The disclosure has been revised in response to this comment. Please see pages 71 and 72 of the proxy statement/prospectus included in Amendment No. 2.

The Company acknowledges the matters set forth in the closing paragraphs of the Comment Letter, including with respect to any request to accelerate the effective date of the Registration Statement.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please contact me at 212-373-3224 or my colleague Stephen Centa at 416-504-0527.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Courtney Lindsay

Securities and Exchange Commission

Greg Hiscock

Mitel Networks Corporation

Sayed M. Darwish

Polycom, Inc.

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

Stephen C. Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP